PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70571

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Harley Capital LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
55 Post Road W
_____
(No. and Street)

Westport	CT	06680
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Egan	212 944 1971	megan@harleycapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE, SUITE 130 MAITLAND	FL	32751
(Address) (City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Egan _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harley Capital _____ , as of _____ Dec. 31 _____ , 2024 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Molcel R Egn_

Title:
CCO

FRANCISCO VILANA
Notary Public
Connecticut
My Commission Expires Aug 31, 2028

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Harley Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Harley Capital LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Harley Capital LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Harley Capital LLC's management. Our responsibility is to express an opinion on Harley Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harley Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company PC

We have served as Harley Capital LLC's auditor since 2022.

Maitland, Florida

March 24, 2025

HARLEY CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	131,469
Receivable from clearing broker		150,420
Deposit at clearing broker		50,000
Prepaid expenses		27,750
Property and equipment, net		5,646
Right-of-use asset, net		94,461
Other assets		13,377
TOTAL ASSETS	$	473,123

LIABILITIES AND MEMBER EQUITY

Accounts payable and accrued expenses	$	50,005
Operating lease liability		101,850
TOTAL LIABILITIES		151,855
Member Equity		321,268
TOTAL LIABILITIES AND MEMBER EQUITY	$	473,123

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. NATURE OF OPERATIONS:

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company operates out of its office in Westport, Connecticut.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency and principal transactions and investment banking.

The purpose of the Company is to carry on business in broker retailing agency transactions, private placements and investment banking services. The security transactions entered into on behalf of the Company's customers are cleared by the Company's clearing broker.

B. BASIS OF ACCOUNTING:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

C. USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

D. RISKS AND UNCERTAINTIES:

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and receivables from clearing brokers. The Company maintains cash in banks offering protection for cash by the Federal Depository Insurance Company ("FDIC") up to $250,000.

NOTE 1. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

E. CASH AND CASH EQUIVALENTS:

The Company defines cash equivalents as short-term, liquid investments with an original maturity of three months or less. At December 31, 2023 the Company had no cash equivalents.

F. ALLOWANCE FOR DOUBTFUL ACCOUNTS:

The Company uses the allowance method of accounting for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. Based on managements review there is no required provision for doubtful accounts for the year ended December 31, 2023.

G. RECEIVABLE FROM CLEARING BROKER:

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis except for a few transactions that are direct private placements and REIT's. Based on the terms and conditions of the Company's agreement with its clearing broker, the amount receivable from the clearing broker represents cash on hand with the clearing broker plus commission receivables and less amounts payable for transaction costs on unsettled securities trades.

H. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost, less accumulated depreciation. Major repairs and betterments are capitalized, and routine repairs and maintenance are charged to expense as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets that range from 5 to 7 years.

I. ADVERTISING:

The Company expenses advertising costs as they are incurred. There were no Advertising expenses incurred during the year ended December 31, 2024.

J. REVENUE RECOGNITION:

Commissions and Riskless Principal: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenue and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). Riskless Principal for which the Company earns a mark-up are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred. Transactions are processed through the Company's clearing broker.

NOTE 1.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Private Placement - Success Fees: The Company provides private placement services and earns fees for facilitating capital-raising transactions. Revenue from private placement fees is reccognized when the performance obligation is satisfied, which generally occurs upon the sucessful closing of a transaction, as defined in the engagement agreement.

Revenue recognition follows ASC 606, Revenue from Contracts with Customers, which requires the Company to assess performance obligations, transaction price, and timing of revenue recognition. If the arrangement includes variable consideration, such as contingent success fees, revenue is recognized only to the extent that it is probable a significant reversal will not occur.

The Company evaluates contracts for the existence of multiple performance obligations and allocates consideration accordingly. Costs incurred in connection with private placement activities are expensed as incurred, unless recoverable under specific contractual arrangements.

Handling/Service Fees: The Company earns a portion of the handling and service fees received by its clearing broker for its processing of the Company's security transactions executed on behalf of its clients. The fees paid to the Company are based upon the negotiated agreement between the Company and its clearing broker. The fees are recognized at the time the transaction is executed and cleared through the Company's clearing broker, as that is when the Company believes when all performance obligations are satisfiled.

Interest Participation: The Company receives interest on cash held in customer accounts with the clearing broker, which is recognized monthly, which is when the Company believes its performance obligation has been contractually satisfied in all material respects.

K. INCOME TAXES:

The Company is a Single Member Limited Liability Company (SMLLC) and therefore is a disregarded entity for federal and state income taxes. All tax effects of the Company's income or loss are passed through to the individual member's personal tax returns. Therefore, no provision or liability for income taxes has been included in the financial statements.

L. INCOME TAXES UNCERTAINTIES:

Pursuant to the accounting guidance concerning provisions for uncertain income tax position contained in the Financial Accounting Standard Board's ("FASB") Accounting Standards Codification Topic 740-10 ("ASC" 740), management has detrmined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

M. NEW ACCOUNTING GUIDANCE:

In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The update requires that all leasing activity with initial terms in excess of twelve months be recognized on the statement of financial position with a right of use asset and a lease liability. The standard requires entities to classify leases as either a finance or operating lease based upon the contractual terms. Lessees record a right of use asset with a corresponding liability based on the net present value of rental payments. The Company adopted the standard during 2021, under the modified retrospective approach to the earliest period presented. The adoption of Topic 842 resulted in the recording of a right to use asset and corresponding liability on the Company's statement of financial condition.

NOTE 2. **ECONOMIC CONDITIONS**

CONCENTRATIONS OF CREDIT RISK:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and Cash Equivalents

The Company maintains its cash in a high credit, quality financial institution. The deposits are covered by federal depository insurance. The Federal Depository Insurance Corporation ("FDIC") provides standard maximum deposit insurance coverage of $250,000 on the total of all account balances held at one financial institution by one entity. Balances may exceed federal depository insurance limits at various times during the year. Management believes the risk of loss is negligible. At December 31, 2023, the Company's cash balances did not exceed the insured limits.

Accounts Receivable

The Company's receivables consist mainly of transactions with its clearing broker.

NOTE 3. **PROPERTY AND EQUIPMENT**

Property and equipment at December 31, 2024 consists of the following:

Office equipment	$	22,000
Computer equipment		75,349
Furniture and equipment		10,642
Total property and equipment		107,991
Less: Accumulated depreciation		(102,345)
PROPERTY AND EQUIPMENT (net)	$	5,646

Depreciation expense charged to operations for the year ended December 31, 2024 amounted to $2,013.

NOTE 4.   **RIGHT OF USE ASSET AND OPERATING LEASE LIABILITY**

The Company entered into a lease for commercial office space for Suite 301 located at 55 Post Road West, Westport, CT, comprising 1,911 rentable square feet. The lease was signed in September 2020 with a lease term of 51 months based upon a commencement date of December 1, 2020 and rent commencement date on March 1, 2021 and an expiration date of February 28, 2025. The tenant will receive a free rent period from the lease commencement date to the rent commencement date after which rent will be due on the first (1st) day of each calendar month. The lease includes additonal rent required for the Company's share of increases in operating expenses and real estate taxes over the base operating expenses and base taxes for the base fiscal tax year of July 1, 2020 through June 30, 2021. The Company's share shall be calculated as the fraction of rentable square feet of 1,911 (numerator) over the aggregate number of rentable square feet in the Building of 38,500 (denominator). Upon commencement of the lease the Company deposited a security deposit of $13,377 with the Landlord. In accordance with the fixed rent schedule per Exhibit "E" of the lease the intial monthly fixed rent will be $6,688 per month and will increase to $7,166 per month with the start of lease year 1 (begining March 1, 2021). Subsequent to the start of the lease the Company and the owner of the building agreed on the First Amendment to the Lease, which changed the rent commencement date from March 1, 2021 to April 1, 2021 and extended the term of the lease by an additional twelve (12) months which changed the lease expiration date from February 28, 2025 to February 28, 2026. Additionally the monthly fixed rent was amended to start at $6,688 per month for the initial term and first full year of the lease with subsequent increases to $6,848, $7,007, $7,166 and $7,326 effective April 1st of each subsequent year.

In accordance with ASU 2016-02, an operating right of use asset and operating lease liability were recorded at the time the ASU was adopted based upon the present value of the future lease payments using a discount rate of .121%, the Company's weighted average estimated incremental borrowing rate. The Company elected the pratical expedient to account for the non-lease components for all asset classes.

Future minimum lease payments as of December 31, 2024 are as follows:

2025	$	87,428
2026		14,489
Total minimum lease payments		101,917
Imputed interest		(67)
Present value of net minimum lease payments		101,850
Current portion		(87,362)
Long-term portion	$	14,488

Cash paid for amounts included in the measurement of the operating lease liability were $85,517 for the year ended December 31, 2024.

NOTE 5.   REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $274,495, which was $2224,495 in excess of required minimum net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 20.91 to 1 at December 31, 2024.

The Company does not carry the accounts of its customers or perform custodial functions related to customer securities and accordingly is exempt from Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

**NOTE 6.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
AND CONCENTRATIONS OF CREDIT RISK**

The Company is also exposed to off-balance risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligatins to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

NOTE 7.   INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantess certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8.   BROKER DEALER - SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions and investment banking. The Company has identified it's Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 9.   CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiriung a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2024 of $150,420.

NOTE 10.   COMMITMENTS AND CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, except for the litigation disclosed in the parragraph below, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

In August 2024, Harley Capital LLC and it's managing member (the Company) received a legal demand letter from a former employee, who was fired for cause in June 2024, requesting payment of commissions he considered owed to him on open orders as of June 2024. The Company, upon recommendation by it's legal counsel, filed a lawsuit against the former employee to protect itself against any possible legal claims that the former employee opened the company up too, directly due to his actions when employed by the company. This led to the Company and former employee filing counter claims against each other in an arbitration administered by FINRA. Subsequent to December 31, 2024, on January 15, 2025, the Company entered into a Settlement Agreement and General Realease of Claims (the "Settlement") with the former employee to fully and finally resolve and settle the FINRA arbitration, as well as any past and present claims, controversies, and disputes between them, whether or not currently known. In full and complete satisfaction of all claims between the parties, and subject to the provisions of the Settlement agreement the Company paid the former employee a lump sum of $44,000 to settle the dispute. An accrual of $44,000 for the commissions due to the former employee per settlement of the litigation has been recognized in the financial statements.

The Company has been referred to FINRA's Department of Enforcement for potential securities violations of federal securities laws. The Company, at this point, cannot assess any potential outcome or associated liabilities, if any.

NOTE 11.   SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions that occurred subsequent to December 31, 2024 through March 22, 2025, the date of issuance of these financial statements.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements other than the litigation settlement disclosed in Note 10.